APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Boheme Retreats, LLC
Balance Sheet - unaudited
For the period ended 10/31/21

	Current Period
	31-Oct-21
ASSETS	
Current Assets:	
Cash	$ -
Petty Cash	-
Total Current Assets	-
Fixed Assets:	
Land	-
Buildings	-
Total Fixed Assets	-
Other Assets:	
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ -
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Current Portion of Long-Term Debt	-
Total Current Liabilities	-
Long-Term Liabilities:	
Notes Payable	-
Less: Current portion of Long-term debt	-
Total Long-Term Liabilities	-
EQUITY	
Capital Stock/Partner's Equity	-
Net Income (Loss)	-
Total Equity	-
TOTAL LIABILITIES & EQUITY	$ -
Balance Sheet Check	-

I, Keva Niver, certify that:

1. The financial statements of Boheme Retreats included in this Form are true and complete in all material respects; and
2. The tax return information of Boheme Retreats has not been included in this Form as Boheme Retreats was formed on 02/24/2021 and has not filed a tax return to date.

Signature   *Keva Niver*

Name: Keva Niver

Title: CEO